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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68676

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCA Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, 201 Washington St., Suite 3825
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Stahle (617) 570-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James R. Stahle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCA Capital LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Suffolk County

PAUL EVENS SIMON
Notary Public
Commonwealth of Massachusetts
My Commission Expires February 20, 2020

02-26-2016

Notary Public

Signature

CEO & CHIEF COMPLIANCE OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CCA CAPITAL LLC

TABLE OF CONTENTS
DECEMBER 31, 2015

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
CCA Capital LLC

We have audited the accompanying statement of financial condition of CCA Capital LLC (the "Company"), as of December 31, 2015. These financial statements are the responsibility of CCA Capital LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CCA Capital LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Samet & Company PC

Chestnut Hill, Massachusetts
February 25, 2016

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

CCA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	1,381,645
Accounts receivable		820,185
Deposits		9,826
TOTAL ASSETS	$	2,211,656

LIABILITIES AND EQUITY

Accounts payable and accrued expenses	$	106,293
Member's equity		2,105,363
TOTAL LIABILITIES AND EQUITY	$	2,211,656

SEE NOTES TO THE FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CCA Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company was formed on June 25, 2010 pursuant to the Delaware Limited Liability Company Act, and is a wholly-owned subsidiary of CCA Group LLC ("Parent"). The Company's primary role is to facilitate the introduction of potential investors to its clients in order to help its clients reach their financing goals. The Company works with various institutions to identify financing sources and/or financing opportunities within the institutional marketplace. It does not hold customer funds and/or securities. The Company was registered with FINRA and commenced operations as a FINRA member in May 2011.

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP), while the accompanying Statement of the Computation of Net Capital Pursuant to SEC Rule 15c3-1 has been prepared in accordance with the accounting practices prescribed by the SEC, which is a non-GAAP presentation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable represent amounts due from clients. The Company provides an allowance for doubtful collections which is based on a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2015 there was no reserve for uncollectible receivables.

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash equivalents, accounts receivable, deposits, accounts payable, and accrued expenses approximate their fair value at the financial position date due to their short-term nature.

(CONTINUED)

1. *NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Fair Value of Financial Assets and Liabilities

GAAP establishes a framework for measuring fair value and expands required disclosure about fair value measurements of certain assets and liabilities. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The framework describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Income Taxes

The Company is a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of CCA Group LLC. The Company is not subject to income taxes in any jurisdiction. Each member of CCA Group LLC is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. For the year ended December 31, 2015, no interest or penalties were required to be recorded.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns (as part of CCA Group LLC's returns) for three years from the date of filing. These returns generally remain open for examination for three years from the date filed with each taxing jurisdiction.

Subsequent Events

Subsequent events have been evaluated through February 25, 2016, which is the date the financial statements were available for issuance. Management does not believe that there have been any events which have occurred and require adjustment to the financial information as presented, or further disclosure.

(CONTINUED)

2. *CONCENTRATIONS OF CREDIT RISK*

The Company has a potential concentration of credit risk in that it maintains deposits with a financial institution in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.

The Company is engaged in various private placement activities in which the counterparties primarily include institutions, issuers and entities active in the energy, transportation and commercial finance industries. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. *LEASE COMMITMENTS*

Operating Leases

On January 1, 2012, the Company entered into an amended and restated Sublease Agreement with CCA Group LLC (see Note 3) for a portion of certain real property located at One Boston Place in Boston, Massachusetts. The lease is for a seven-year term, expiring on January 31, 2019. The Company opened an office in New York City in July 2015 under a one year lease that terminating on July 31, 2016. The following is a schedule of the base rent amounts for these two locations.

Year ending December 31,	Rent by Year
2016	$242,579
2017	$235,275
2018	$244,773
2019	$20,459
TOTAL	$743,085

In addition to base rent, the Company pays 50% of the Parent's utilities, real estate taxes and operating expenses incurred under its Master Lease Agreement for the Boston location, and 100% of such costs for the New York City location.

4. *NET CAPITAL REQUIREMENTS*

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of 6-2/3% of its aggregate indebtedness or $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (with excess of 12 to 1 as an indicator of early warning level). At December 31, 2015, the Company was in compliance with these capital requirements, as it had net capital of $1,275,352 which was $1,268,266 in excess of its required net capital of $7,086. The Company's ratio of aggregate indebtedness to net capital was 0.1 to 1.

(CONCLUDED)

TABLE OF CONTENTS

SAMET

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Member of CCA Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by CCA Capital LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CCA Capital LLC's compliance with the applicable instructions of Form SIPC-7. CCA Capital LLC's management is responsible for CCA Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (bank wire), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, Massachusetts

February 25, 2016

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

CCA CAPITAL LLC

GENERAL ASSESSMENT RECONCILATION
Year Ended December 31, 2015

General assessment	$	72,016
Less payments made with SIPC-6 filed July 14, 2015		24,772
Total assessment balance		47,244
Payments made with SIPC-7	$	47,244

Collection agent:

Securities Investor Protection Corporation
P.O. Box 92185 Washington, D.C. 20090-2185

CCA CAPITAL LLC

AGREED - UPON PROCEDURES

December 31, 2015